Exhibit 99.1

NEWS RELEASE

Fortuna intersects 1,299 g/t Ag Eq over a true width of 9.9 meters at the San Jose Mine, Mexico

Vancouver, September 5, 2021-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce the discovery of the Yessi vein, a new blind mineralized structure, at the San Jose Mine in Mexico.

Paul Weedon, Senior Vice President of Exploration, commented, "Drilling by the mine geology team recognized a new blind zone of alteration and brecciation, resulting in the intersection of 1,299 g/t Ag Eq over 9.9 meters in drill hole SJOM-1387, and 621 g/t Ag Eq over 5 meters in drill hole SJOM-1391. This new zone has been named the Yessi vein.” Mr. Weedon continued, “Extension drilling intersected the Yessi vein approximately 200 meters further east of the Victoria Mineralized Zone, highlighting the potential size and strength of San Jose´s mineralized system.” Mr. Weedon added, “Drilling continues with additional holes planned along strike to the north and south to further define the extent of Yessi´s mineralization.”

Yessi vein drilling highlights include:

•	SJOM1387: 1,299 g/t Ag Eq over an estimated true width of 9.9 meters
•	SJOM1391: 621 g/t Ag Eq over an estimated true width of 5.0 meters
•	SJOM1396: 483 g/t Ag Eq over an estimated true width of 0.7 meters

Three drill holes totaling 1,118 meters were completed from an underground platform after infill drilling on the Victoria Mineralized Zone intersected alteration and brecciation towards the original planned depth in drill hole SJOM-1387. The resulting 200-meter extension returned intervals of up to 90 meters of brecciation, alteration, and zones of mineralization (refer to Figure 1). These holes support the interpretation of the Yessi vein, which represents the easternmost limit of mineralization intersected at San Jose to date and which does not have any surface expression, highlighting the regional prospectivity.

A review of the geochemical signature of the Yessi vein indicates a potentially different phase of mineralization with respect to the other San Jose mineralized structures, containing a higher gold to silver ratio and low levels of base metals. Further work is planned to better understand the relationship between the Yessi vein and the broader mineralized system at the San Jose Mine.

Additional drilling is currently underway to define the strike extent and geometry of the Yessi vein. Mineralization remains open along strike to the north and south, and at depth. Refer to Appendix 1 for details of the Yessi vein drill holes and assay results.

Figure 1: Cross section A - A’ looking north showing recent drilling results.

Quality Assurance & Quality Control (QA-QC)

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the internal laboratory located in the CMC facilities. The CMC laboratory has been accredited by the Standard Council of Canada (ISO 17025: 2017) for preparation, drying, gravimetry, fire assay, Inductively Coupled Plasma, and Atomic Absorption processes. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by Inductively Coupled Plasma and as well as three acid digestion at the same internal laboratory. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Cote d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for the Company’s plans for additional drilling to further define the extent of Yessi’s mineralization; statements regarding the potential size and strength of San Jose’s mineralized system; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; the timing and success of the Company’s proposed exploration programs at the San Jose Mine; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labour relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the San Jose Mine; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the San Jose Mine; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Yessi vein drill results, San Jose Mine, Mexico

Hole ID	Easting (NAD27_14N)	Northing (NAD27_14N)	Elevation (m)	EOH Depth (m)[1]	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	ETW (m)[2]	Au (ppm)	Ag (ppm)	Ag Eq (ppm)[3]	Hole Type[4]
SJOM-1387	745298	1847650	1236	355.6	101	-12	203	205	1.8	0.43	60	92	DD
including							202.6	203	0.5	0.69	93	144	DD
							239	240	1.1	0.86	109	174	DD
							241	242	0.5	2.25	243	412	DD
							250	251	0.9	2.27	229	400	DD
							252	253	0.9	1.70	196	324	DD
							268	270	1.0	0.75	88	144	DD
							270	271	1.1	0.62	79	126	DD
							274	275	1.1	1.88	242	383	DD
							289	291	1.3	0.67	74	124	DD
							301	314	9.9	6.40	820	1,299	DD
including							301	302	0.6	0.62	79	125	DD
and							302	303	0.7	4.27	743	1,063	DD
and							303	304.5	1.4	0.60	71	116	DD
and							304.5	305	0.4	0.56	65	107	DD
and							305	307	1.2	4.56	556	898	DD
and							307	308	1.2	4.31	531	854	DD
and							308	309	0.9	27.52	3,516	5,580	DD
and							309	310	0.4	3.62	571	843	DD
and							310	311	0.4	1.67	276	401	DD
and							311	312	1.3	11.97	1,569	2,467	DD
and							312	313	0.7	8.70	858	1,511	DD
and							313	314	0.8	1.16	157	244	DD
							320	322	1.5	0.78	132	191	DD
SJOM-1391	745298	1847650	1236	360.0	101	-20	209	213	2.4	1.74	226	357	DD
including							212	213	0.4	5.92	779	1,223	DD
							337	345	5.0	3.13	386	621	DD
including							337	338	0.6	1.13	191	276	DD
and							338	340	1.0	3.51	455	718	DD
and							340	340.3	0.5	4.32	488	812	DD
and							342	343	0.7	0.98	95	169	DD
and							343	343.4	0.2	3.77	481	764	DD
and							344.6	345	0.2	10.36	1,525	2,302	DD
SJOM-1396	745298	1847649	1237	402.2	102	-3	192	196	3.5	0.44	50	83	DD
including							194.8	196	1.3	0.53	59	99	DD
							263.6	264.4	0.7	2.50	295	483	DD
							273	275	1.4	0.56	73	115	DD
							275	276	0.8	0.78	105	163	DD

1 EOH: End of hole

2 ETW: Estimated true width

3 Ag Eq calculated using a factor of 75:1 using metal prices of US$1,840/oz for gold with 90% metallurgical recovery, and US$24.14/oz for silver with 91% metallurgical recovery

4 DD: Diamond drilling tail